Exhibit 99.1

New Oriental Announces Appointment of Mr. Zhihui Yang as Executive President

BEIJING, Jan. 18, 2021 — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU and 9901.SEHK), the largest provider of private educational services in China, today announced that the board of directors has appointed Mr. Zhihui Yang as the Executive President of the Company, effective on January 15, 2021. Mr. Yang will continue to serve as the Chief Financial Officer of the Company.

Mr. Zhihui Yang has served as the Company’s Chief Financial Officer since April 2015. Prior to this, Mr. Yang held multiple positions after he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining New Oriental, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to March 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

Mr. Michael Yu, New Oriental’s Executive Chairman, said, “We are very pleased to announce Mr. Yang’s promotion to Executive President. Mr. Yang has been with the Company for 14 years and a key part of our success with his wealth of experience, knowledge and passion in China’s fast-growing education services industry, along with his prior experience in accounting, financial management and corporate financial advisory. As we are delighted to have Mr. Yang taking this important leadership role at New Oriental, we look forward to the contributions he will make to the future growth of the Company and wish him well in his new role.”

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn